FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number:

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated June 2, 2010, announcing the Company's acquisition of a controlling interest in Maritime Capital Shipping Limited and the expansion of the Company's controlled fleet to 20 dry bulk vessels.  Attached hereto as Exhibit 2 is a press release of the Company dated June 1, 2010, announcing the date for the Company's first quarter 2010 results release, conference call and webcast.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES THE ACQUISITION OF A CONTROLLING INTEREST IN MARITIME CAPITAL SHIPPING LIMITED AND THE EXPANSION OF ITS CONTROLLED FLEET TO 20 DRY BULK VESSELS

June 2, 2010 – Athens, Greece – Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today that the Company has completed the final documentation, after entering into a Share and Purchase Agreement with Maritime Capital Shipping (Holdings) Limited, a company incorporated in the British Virgin Islands (the "Seller"), for the acquisition of a 51% ownership interest in Maritime Capital Shipping Limited, a company incorporated in Bermuda ("MCS"), for a purchase price of $33.0 million. The purchase price was paid to the Seller from the proceeds of the Company's recent equity offering completed in February 2010 and from the Company's cash reserves. The Seller, which is controlled by the Restis family, one of the Company's major shareholders, has retained a 49% ownership interest in MCS.

As a result of the acquisition, the size of the Company's fleet has increased from 11 to 20 dry bulk vessels, comprising four Capesize, three Panamax, two Supramax, one Handymax and 10 Handysize dry bulk carriers, with a combined cargo-carrying capacity of approximately 1.3 million dwt and an average fleet age of 12.7 years.

Dale Ploughman, the Company's Chief Executive Officer, stated: "We are pleased to announce the completion of the MCS acquisition on schedule. We view this as a strategic and transformational acquisition for Seanergy. It has increased our controlled fleet to 20 vessels while it has decreased our average fleet age, and we believe it expands our revenue and profit generation capacity.

"Furthermore, we believe the MCS acquisition enhances the overall stability and visibility of our cash flows. 89% of MCS' ownership days in 2010, 67% for 2011, 59% for 2012 and 41% for 2013 are already secured under fixed employment with corresponding revenues of approximately $117 million and EBITDA of $99 million for the respective period.

"As a result of the acquisition of MCS, our fleet will have a more balanced charter portfolio enabling us to benefit both from secured cash flows from period employment and from the expected continued market upside with the portion of our fleet opening for re-chartering. On a combined fleet basis, we have secured under period employment 93% of ownership days in 2010, 58% for 2011, 27% for 2012 and 19% for 2013.

"We believe that we acquired MCS at an attractive price. The projected adjusted EBITDA from the MCS contribution is estimated to be $23 million for the remainder of 2010 and $40 million for 2011 implying a purchase price to EBITDA multiple of 1.6 times on an annualized basis.

"In the short period of less than two years as a publicly-traded company, we have more than tripled our controlled fleet from six to 20 vessels and quadrupled our combined cargo-carrying capacity, without sacrificing the strength of our balance sheet. We also believe that the timing of the MCS acquisition is optimal, as it enables Seanergy to benefit right away from the gradual global economic recovery with a larger and younger fleet.

"Our objective is to continue to build Seanergy into a leading player in the global shipping industry with prudent and well-timed acquisitions. We believe Seanergy is one of the most undervalued companies amongst our peers and we will continue to make every effort to increase Seanergy's shareholder value."

The following tables provide information with respect to the Company's expanded controlled fleet including the MCS vessels.

SEANERGY VESSELS
Vessel Name	Vessel Class	Capacity (DWT)	Year Built	TC Rate ($)	Time Charter Expiry (latest)
M/V Bremen Max	Panamax	73,503	1993	15,500	Sept. 2010
M/V Hamburg Max	Panamax	72,338	1994	15,500	Sept. 2010
M/V Davakis G.	Supramax	54,051	2008	21,000	Jan. 2011
M/V Delos Ranger	Supramax	54,051	2008	20,000	Mar 2011
M/V African Zebra (1)	Handymax	38,623	1985	7,500	Aug. 2011
M/V African Oryx (1)	Handysize	24,110	1997	7,000	Aug. 2011
M/V BET Commander (2)	Capesize	149,507	1991	24,000	Dec. 2011
M/V BET Fighter (2)	Capesize	173,149	1992	25,000	Sept. 2011
M/V BET Prince (2)	Capesize	163,554	1995	25,000	Jan. 2012
M/V BET Scouter (2)	Capesize	171,175	1995	26,000	Oct. 2011
M/V BET Intruder (2)	Panamax	69,235	1993	15,500	Sept. 2011
Total		1,043,296	14.4 yrs

(1)
Represents gross floor charter rates excluding a 50% adjusted profit share distributed equally between owners and charterers calculated on the average spot Time Charter Routes quoted on the Baltic Supramax Index for a period of 22 to 25 months.

(2)	50% owned and controlled by the Company.

MCS VESSELS
Vessel Name	Vessel Class	Capacity (DWT)	Year Built	TC Rate ($)	Time Charter Expiry (latest)
M/V Fiesta	Handysize	29,519	1997	BHSI increased by 100.63% minus Opex	Nov. 2013
M/V Pacific Fantasy	Handysize	29,538	1996	BHSI increased by 100.63% minus Opex	Jan. 2014
M/V Pacific Fighter	Handysize	29,538	1998	BHSI increased by 100.63% minus Opex	Nov. 2013
M/V Clipper Freeway	Handysize	29,538	1998	BHSI increased by 100.63% minus Opex	Feb. 2014
M/V African Joy	Handysize	26,482	1996	13,250	Aug. 2010
M/V African Glory	Handysize	24,252	1998	14,500	Dec. 2010
M/V Asian Grace	Handysize	20,412	1999	13,500	Oct. 2010
M/V Clipper Glory	Handysize	29,982	2007	25,000	Aug. 2012
M/V Clipper Grace	Handysize	29,987	2007	25,000	Aug. 2012
Total		249,248	10.6 yrs

Combined Total		1,292,544	12.7 yrs

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's initial fleet comprised two Panamax, two Supramax, one Handymax and one Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third and fourth quarters of 2008 from companies associated with members of the Restis family. In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited, which owns five dry bulk carriers, four Capesize and one Panamax. In May 2010, the Company acquired a controlling interest in Maritime Capital Shipping Limited which owns nine Handysize dry bulk carriers.

The Company's current controlled fleet includes 20 dry bulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and 10 Handysize vessels) with a total carrying capacity of approximately 1.3 million dwt and an average fleet age of 12.7 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W," respectively.

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman - Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com

EXHIBIT 2

SEANERGY MARITIME HOLDINGS CORP. SETS THE DATE FOR THE FIRST QUARTER 2010
RESULTS RELEASE, CONFERENCE CALL AND WEBCAST

Earnings Release: Thursday, June 3, 2010, before Market Opens

Conference Call and Webcast: Thursday, June 3, 2010, at 9:30 a.m. EST

June 1, 2010 - Athens Greece – Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today that it will release its results for the first quarter ended March 31, 2010 before the market opens in New York on Thursday, June 3, 2010.

On the same day, Thursday June 3, 2010, at 9:30 a.m. EST, the Company's management team will host a conference call to discuss the financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until June 11, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's initial fleet comprised of two Panamax, two Supramax, one Handymax and one Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third and fourth quarters of 2008 from companies associated with members of the Restis family.
In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited ("BET") which owns five drybulk carriers, four Capesize and one Panamax. In May 2010, the Company has entered into a Letter of Intent to acquire a 51% controlling interest in Maritime Capital Shipping Limited which owns nine Handysize dry bulk carriers.

The Company's current controlled fleet includes 11 drybulk carriers (4 Capesize, 3 Panamax, 2 Supramax and 2 Handysize vessels) with a total carrying capacity of approximately 1,043,296 dwt and an average fleet age of 14 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer

Christina Anagnostara
Chief Financial Officer

Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

   /s/ Christina Anagnostara
By: Christina Anagnostara
Chief Financial Officer

Dated: June 2, 2010

SK 26979 0001 1104234